HAGEMEYER N.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 694 43 96

RECEIVED
2007 JUL -5 P 12:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07024944

26 June 2007

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

PROCESSED
JUL 13 2007
THOMSON FINANCIAL

SUPPL

Re: Hagemeyer – Rule 12g3-2(b) Exemption

SEC File Number 082-04865

Dear Sirs:

I herewith submit, pursuant to the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), under Rule 12g3-2(b) (the "**Rule**"), the website addresses which, according to the categories of information set out below, will be used to provide information that the Company has made public, filed or distributed:

Homepage	www.hagemeyer.com
Press releases (general information)	http://www.hagemeyer.com/set_content.asp?NavID=156
Recent press releases	http://www.hagemeyer.com/Text/index.asp?ItemID=826
Investor relations (general information)	http://www.hagemeyer.com/set_content.asp?NavID=161
Annual report	http://www.hagemeyer.com/Literature/index.asp?ItemID=241
Half year report	http://www.hagemeyer.com/Literature/index.asp?ItemID=239
Shareholders' meeting information	http://www.hagemeyer.com/Literature/index.asp?ItemID=666&NavId=1015
Annual overview public information	http://www.hagemeyer.com/Text/index.asp?ItemID=3057
Insider transactions	http://www.hagemeyer.com/Text/index.asp?ItemID=3130
Chamber of commerce excerpt	http://www.hagemeyer.com/Literature/index.asp?ItemID=1192
Public advertisements	http://www.hagemeyer.com/Literature/index.asp?ItemID=3132

10/8692732_1

Dw 7/11

K.v.K. HILVERSUM 32028710

Submissions filed on the above-reference websites will supplement the information that the Company has made public, filed or distributed since it applied for an exemption under the Rule on March 6, 2002.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being provided with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

If there are any queries regarding this return please do not hesitate to contact me.

Hein Bijl
Company Secretary
Hagemeyer N.V.

Telephone: +31 35 695 7651
Telefax: +31 35 695 7703
E-mail: bijlh@hagemeyer.com

END